Exhibit 99.97

RIO ALTO INCREASES LA ARENA PROBABLE RESERVES TO 2.57 MILLION OZ Au and 1.57 BILLION lbs Cu

For Immediate Release	September 15, 2010

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce updated resource and reserve estimates and financial estimates for the La Arena Project in north central Peru. The resources and reserves estimate and financial model review was completed by the Company´s independent engineers, Coffey Mining Pty. Ltd. ("Coffey Mining"), based on information from recently completed studies. These estimates will be incorporated in a National Instrument 43-101 Technical Report with an effective date of July 31, 2010 to be filed on the Company’s SEDAR profile within 45 days. Certain information in this announcement is compared to the Company’s previous NI 43-101 Technical Report, with an effective date of March 31, 2008, on the La Arena Project (the “March 2008 Report”). The March 2008 Report may be referenced within Rio Alto’s SEDAR profile at www.sedar.com.

Mineral Reserve Highlights (comparison to the March 2008 Report)

  Gold in probable oxide mineral reserves increased 40% from 587,000 oz Au to 821,000 oz Au

  Recoverable gold in probable oxide mineral reserves increased 65% from 385,000 oz Au to 634,000 oz Au

  Oxide metallurgical gold recoveries increased from 65% to 80%

  Cyanide consumption reduced from 0.5kg / tonne of ore to 0.2kg / tonne of ore

  Gold in probable sulphide mineral reserves increased 24% from 1,415,000 oz Au to 1,748,000 oz Au

  Copper in probable sulphide mineral reserves increased 24% from 1,274M lbs Cu to 1,574M lbs Cu

  Total metal in probable reserves increased to 2,569,000 oz Au and 1,574M lbs Cu

(note: all oz rounded to nearest 1,000 and lbs rounded to nearest 1,000,000)

Financial and Technical Highlights

The probable mineral reserves in oxides and the financial estimates for gold oxide production are prepared at the feasibility study level and have been based on detailed engineering and vendor or contractor quotations. The probable mineral reserves in sulphide material are prepared at the pre-feasibility study level and are based on engineering estimates. Base Case (100% equity) financial estimates for the stand alone gold oxide project and the stand alone copper/gold sulphide project are presented on a pre-tax basis as the two projects will share much of the same infrastructure and will be taxed as one entity; not two separate entities. Base Case financial estimates for the combined gold oxide and copper/gold sulphide project are presented on a pre and after tax basis. Metal prices used in the Base Case financial estimates were $1,000 per oz Au and $2.50 per lb copper.

Gold Oxides Only - Years 1 to 7

  Base case pre-tax NPV(8) of US$ 140 million and an IRR of 121%

  At $1,250/oz Au, pre-tax NPV(8) increases to US$247 million and an IRR of 190%

  Process rate of 10,000 t/day in year 1 increasing to 24,000 t/day during year 2 and continuing until year 7

  Start-up capital expenditures of approximately US$44 million (US$51 million including refundable value added tax) including working capital and contingency allowance of US$4.1 million.
  Approximately US$20 million of this has been spent to-date

  Life of Mine capital expenditures of US$67 million

  Life of mine cash cost of US$508 per oz Au; Life of mine strip ratio 1.37 : 1

  Oxide gold production: In year 1 about 75,000 oz Au; years 2 to 6, production is expected to range between 96,000 oz Au to 120,000 oz Au per year; year 7 about 35,000 oz Au

Sulphides (Copper & Gold) – Years 4 to 25

  Base case pre-tax NPV(8) of US$441 million and IRR of 29%

  Process rate of 24,000 t/day mill/flotation

  Twenty-one year mine life

  Life of mine strip ratio of 1.1 to 1 for open pit to a depth of 450m

  Start up capital of approximately US$252 million (net of refundable value added tax of US$45 million)

  Sulphide copper and gold production: 60 million lbs Cu/yr and 31,200 ozs Au/yr for life of mine

  Life of mine cash cost of US$1.48 per lb Cu (includes transport and TCRC charges and gold credit)

  At US$3.00 per lb Cu and gold at US$1,000 per oz pre-tax NPV(8) would increase to US$697 million and pre-tax IRR would be 39%

  At US$1,250 Au/oz and copper at $3.00 per lb pre-tax NPV(8) would increase to US$766 million and pre-tax IRR would be 42%

Combined (Gold Oxides & Copper / Gold Sulphides) – Years 1 to 25

  Pre-tax NPV(8) of US$519 million and pre-tax IRR of 54% for base case with US$1,000/oz Au and US$2.50/lb Cu

  After-tax NPV(8) of US$348 million and after-tax IRR of 40% for base case of US$1,000/oz Au and US$2.50/lb Cu

  Total Start-up Capital expenditure of US$296 million (with working capital and contingency)

  Strongly leveraged to price of Au and Cu (based on price range of US$ 2.50 - 3.50/lb Cu, US$ 1,000 – 1,200/oz Au). The after-tax NPV(8) ranges from a Base Case of US$348 million to US$694 million at US$3.50/lb Cu and US$1,200/oz Au as illustrated in the following table.

After-tax NPV(8) US$ Millions

	Au $1,000	Au $1,100	Au $1,200
Cu $2.50	348	390	432
Cu $3.00	480	522	563
Cu $3.50	611	653	694

Mining & Processing

Work recently completed by Rio Alto and Coffey Mining elevated the status of the gold oxide project to feasibility level. The copper / gold sulphide project remains at the pre-feasibility level. A pre-feasibility study on the La Arena Project was completed by IAMGOLD in November 2006. Rio Alto plans to complete a feasibility study on the sulphide project with a current target completion date of Q4, 2012.

Mining at La Arena is based on a conventional truck and shovel, open-pit mine design with run of mine dump leaching of gold oxide material during the first 7 years of production. The copper/gold sulphide material would be mined from an open-pit and be treated by milling, flotation, and sulphide concentration of the copper / gold during years 4 to 25.

Oxide ore production will commence at the rate of 10,000 tonnes/day increasing to 24,000 tonnes/day during year 2. Mining is planned to be on a two 12 hour shift, 7 day per week basis using contract mining. Sulphide ore production was planned at a constant rate of 24,000 tonnes/day for 21 years. The life of mine pit shell for both oxides and sulphides used a gold price of US$950/oz and copper price of US$ 2.30/lb. A smaller initial or “starter” pit design in oxides was based on a pit shell using a gold price of US$ 500/oz. The starter pit includes ore with a significantly higher grade which has allowed for production scheduling of higher head grades for the initial 2 years of the 7-year oxide mine life during the ramp up of production from 10,000 tonnes / day to 24,000 tonnes/day. Oxide gold production will come from both the Ethel pit and the significantly larger Calaorco pit and will amount to approximately 634,000 oz Au. Sulphide copper/gold production will come from a much larger and deeper pit situated on the eastern flank of the Calaorco oxide pit.

Project Summary

Over the life-of-mine, revenue from gold is estimated to be US$5.50/tonne or approximately 30% of project revenues. Copper revenue per tonne is anticipated to be US$12.60 or approximately 70% of total revenue. Operating costs will be approximately 55% of total revenue while the combined Peruvian government royalty, worker profit participation and income taxes will be in the order of 14% of total revenue. Life of mine capital costs and mine closure costs will represent approximately 7.4% of total revenue and offsite general and administration costs will run about US$0.08 per tonne or approximately 0.4% of total revenue.

The following tables summarize life-of-mine operating and cost information:

Gold Dump Leach		Copper Concentrator

	US$		US$
Oxide Ore Revenue /Tonne	11.05	Sulphide Ore Revenue per Tonne	20.41
Oxide Ore Cash Cost /Tonne	5.64	Sulphide Ore Cash Cost per Tonne	8.26
Pre-tax margin/Tonne	5.41	Pre-tax margin/Tonne	12.14

Per Tonne Ore - Oxide & Sulphide

	US$	Per Cent
Gold Revenue	5.50	30.4%
Copper Revenue	12.60	69.6%
	18.10	100.0%
Opex	10.05	55.5%
Peru Gov't (Taxes & Royalty)	2.49	13.7%

Net Profit per Tonne	5.57	30.7%

Capex	1.35	7.4%
Corporate & Lima Overhead	0.08	0.4%

Cash Flow per Tonne	4.14	22.9%

Over the life of the mine expected payable (after processing, treatment, normal transportation and handling losses and smelter or refinery deductions) metal production will be approximately 1.285 million ozs of gold and 1.2 billion lbs of copper from 175 million tonnes of sulphide material and 57 million tonnes of oxide material.

Payments under the Peruvian tax system are estimated to amount to US$74 million in royalty payments, US$113 million in worker profit participation and about US$390 million in income taxes.

Capital Costs

Capital costs for the gold oxide project are based on detailed engineering at the feasibility study level and definitive vendor and contractor quotes. Capital costs for the sulphide project are based on pre-feasibility study estimates prepared by Coffey Mining. Pre-construction activities for the gold oxide project are underway and to-date US$20 million has been invested. The capital cost estimates shown in the tables below are inclusive of refundable Peruvian value added tax of 19% (“IGV”) on all expenditures, except Company payroll costs and the purchase of land. For the oxide project, IGV is estimated to range between US$6 to US$7 million that will be refunded during the first year of operation.

The following table sets out the estimated initial capital expenditures for the gold oxide project.

Gold Oxide Start up Capital

	US$	(000 's)
Surface Rights		444
Concession Payments		284
Community Relations		356
Engineering		4,935
Plant Design		1,355
Mine Engineering		1,258
Mine Plan		120
Contract Preparation		739
EIA & Permits		297
Power Supply		160
Leach Pad 18ha		9,077
Ponds 55000 CuMts		2,686
ADR Plant Phase I		7,941
Camp Construction		280
Effluent Treatment		120
Fuel Storage		20
Explosives Storage		25
Waste Pad Phase I		1,841
Topsoil Storage		399
Water Rights/Use		55
Water Treatment		80
Civil Work		10,229
Laboratories		230
Owner's Costs		3,723
Working Capital & Contingency		4,120

Total		50,774

Sustaining and expansion capital, inclusive of IGV, over the life of the gold oxide project is estimated to amount to about US$30 million.

There will be capital expenditure synergies between the gold oxide project and the sulphide project – for items such as access roads, power supply, water facilities, maintenance shops and camp facilities – but until a feasibility study has been completed for the sulphide project such synergies cannot be quantified. The following table sets out the pre-feasibility estimate of initial capital costs for the sulphide mine, concentrator and related facilities.

Copper / Gold Sulphide

	US$(000 's)
	Yr 3	Yr 4	Total
Crushing/Stockpile	9,450	3,150	12,600
Grinding	37,725	12,575	50,300
Flotation	10,725	3,575	14,300
Thickening & Tails Storage	10,725	3,575	14,300
Water Supply	8,325	2,775	11,100
Reagents	5,025	1,675	6,700
Concentrate Thick & Filter	11,100	3,700	14,800
Admin/Workshops	4,275	1,425	5,700
First Fill/Capital Spares	5,850	1,950	7,800
Power Supply	5,700	1,900	7,600
Infrastructure	9,900	3,300	13,200
Contingency	25,350	8,450	33,800
EPCM	13,425	4,475	17,900
Owner's Costs/Indirects	24,150	8,050	32,200
Def Feasibility	10,000	-	10,000
Net IGV Payment	34,606	10,934	45,540

Total	226,331	71,509	297,840

Metallurgical Test Work

The La Arena Project comprises an oxide portion containing gold mineralisation, and a sulphide fraction containing both primary and secondary copper mineralisation. It is proposed that the gold bearing oxide material will be processed via a dump leach and the copper sulphide ore will be treated via a conventional grinding and flotation circuit.

Metallurgical Test Work - Oxides

On 8 April, 2010, the Company issued a press release announcing that the series of metallurgical tests undertaken by Heap Leaching Consulting S.A.C. ("HLC") of Lima, Peru on a 100 tonne sample of representative material from Rio Alto’s La Arena Gold Oxide Project had been completed several weeks in advance of the previously anticipated completion timeline.

The metallurgical tests were based on pilot-scale column leach tests analyzing various mineralized sample sizes from the proposed Calaorco and Ethel oxide pit areas. Three, six metre high columns containing composited mineralized material of varying fragment sizes <51mm, <102mm and >102mm (<2”, <4” and >4”) were leached with sodium cyanide to determine average recoveries and the average leach cycle in relation to average cyanide and lime consumption.

The results of this work have been reviewed and verified by Coffey Mining and the following parameters selected for inclusion in the resource / reserve estimation process.

Oxide Gold Recovery:	80%
Cyanide Consumption:	0.2kg / tonne of ore
Leach Cycle:	60 days

As a result of this work by HLC and confirmation by Coffey Mining, the La Arena Gold Oxide Project now has a higher gold recovery rate, a shorter gold leach cycle and lower processing costs as compared to earlier estimates as set out in the March 2008 Report.

Metallurgical Test Work - Sulphides

The following results were determined from the work carried out by IAMGOLD and included in the March 2008 Report.

The copper sulphide mineralisation has been categorized into three types, Primary High Grade, Primary Average Grade and Secondary ore for the purposes of metallurgical testing. Extensive metallurgical testwork has been undertaken to assess the mineralogical, communition and flotation characteristics of the three sulphide mineralisation types. This testwork focused on copper recovery and enabled key process design parameters to be established.

Pyrite is the most dominant sulphide mineral present in all cases, while quartz, phyllosilicates and feldspars account for most of the non-sulphide minerals in each of the ore types. Copper is present almost entirely as chalcopyrite in the primary ore types with little to no secondary copper minerals present. The secondary ore type however includes significant amounts of secondary copper mineralisation including bornite, covellite and chalcocite, although chalcopyrite is still the dominant copper-bearing mineral. Trace quantities of molybdenum as molybdenite were also observed in all three samples. A study of the grain size distribution indicated the copper bearing and molybdenum minerals to be relatively fine grained in comparison to the larger pyrite and non-sulphide gangue materials.

The copper concentrate can be regarded as clean without any major penalty elements. The results indicate that a concentrate of 28% copper at 88% recovery is readily achievable from the primary average grade ore.

Gold recovery to concentrate was between 37.6% and 40.9% which is in-line with mineralogical information that indicated that only ~50% of the gold was associated with the sulphide material. A sulphide gold recovery of 40% was used in the reserve estimation process.

Preliminary testwork indicates that it is possible to recover approximately 50% of the gold rejected to the flotation tail with relatively little reagent and residence time requirements; however, this processing option was not included in the pre-feasibility study. If demonstrated that flotation tail cyanidation is suitable this could result in an overall gold recovery of approximately 60% and could increase gold production by 15,000 ozs per year.

Further investigation into the potential molybdenum recovery and extraction will be performed to assess its economic viability. Molybdenum recovery to the final concentrate ranged between 35% and 65% even though the final flowsheet development did not focus on molybdenum recovery. The reserve estimate assumes that there is no economic value attributed to the molybdenum.

Environmental and Social Responsibility

La Arena S.A. received approval of the Environmental Impact Study (EIA) for the development of the La Arena Gold Oxide Project on July 20, 2010. Since that date, the permitting process has been initiated and pre-construction work has commenced on site.

The gold oxide project at La Arena will be developed first, which will minimize the mining footprint in the area. The processing facility and leach pad have been designed to conform to existing global best practices and are compliant with the International Cyanide Management Code.

In order to encourage sustainable development, Rio Alto and its civil construction contractors have hired and trained as many local residents as possible, with a complement of experienced personnel, to build and operate the La Arena Gold Oxide Project. Rio Alto is also encouraging and supporting the development of local businesses at La Arena and surrounding communities. Education is important to sustainable development and in association with the local communities, the Company is coordinating the construction of a new school at La Arena that will serve the educational needs of the youth of the area and also serve as an after school training centre for workers of the project.

Mineral Resources

The following table outlines the revised resource estimate for the La Arena Project.

La Arena Project
Mineral Resource

Material	Cut off	Category	Tonnes	Au Grade	Cu Grade	Ag Grade	Au	Cu	Ag
			(Mt)	(g/t)	(%)	(g/t)	(‘000oz)	(‘000lb)	(‘000oz)
Oxide	0.11 g/t Au	Indicated	79.6	0.41	0.01	0.08	1,050	26.46	172
		Inferred	9.2	0.19	0.01	0.29	57	4.4	66
Secondary & Primary	0.1% Cu	Indicated	225	0.27	0.35		1,932	1,721,808
		Inferred	178	0.21	0.30		1,216	1,170,653

The La Arena resource estimate is based on the results of 340 diamond core holes (58,805m), 11 reverse circulation holes (1,186m), and 60 surface trenches (4,120m). The deposit has been drilled at a nominal spacing of 50m in the brecciated sandstone and 65m in the porphyry.

Resources are confined within an optimum undiscounted cash flow pit shell based on US$1,050/oz Au and US$12/oz Ag for copper-poor mineralisation largely in oxide sandstone (Cu < 300ppm) and a shell based on US$3.00/lb Cu and US$1,050/oz Au for copper-rich mineralisation largely in primary and secondary porphyry. These metal prices, although current, are higher than the more conservative prices used for Mineral Reserves estimation and put a suitable economic constraint to the Resource.

The average molybdenum grade is of the order of 40ppm. Although not included in the resources, recovery of molybdenum presents an economic opportunity of interest.

The estimation and classification of the resources by Coffey Mining are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

The resource classification is also consistent with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of December 2005 (the Instrument) and the classifications adopted by CIM Council in November 2004.

Mineral Reserve

All important physical and financial inputs to the mineral reserve estimation process have been reviewed by Coffey Mining, which prepared a pit optimisation using these inputs and Whittle software. The key input parameters used are outlined in the table below.

		La Arena Project
		Coffey Mining Pit Optimisation Economic Parameters

Parameter		Dump Leach	Mill
Market Price		US$950 per ounce Au / US$2.30 per lb Cu
Mining cost	Oxides	$1.74	$1.74
(US$/t mined)	Sulphides	$1.82	$1.82*
Processing Cost (US$/t Ore)		$1.55	$4.77
G & A Cost (US$/t Ore)		$0.72**	$0.95
	Au	80%	40%
Mill Recovery	Cu	0%	88%
Slope Angles		38º and 45º
Royalty		1.70%

*	Note that the mining cost was increased by US$0.03/t for every 12m bench mined below elevation 3328mRL.
**	Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

The Mineral Reserve has been estimated including a 2% allowance for ore loss during mining and the following cut-off grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.11Au g/t

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.13%Cu.

The Probable Mineral Reserve, based on the Indicated Resource only, is outlined below.

La Arena Project
La Arena Project Probable Mineral Reserve
		Oxide Ore			Secondary Ore			Primary Ore			All Ore
															000’s
Description	Ore Type	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	lbs Cu
Gold Oxide Pit	Sediments	57.4	0.44								57.4	0.44	821,000
		57.4	0.44	0	0	0	0	0	0	0	57.4	0.44	821,000	0	0
Sulphide Pit Shell	Sediments	2.0	0.57	0.11	0.1	0.34	0.32	0.1	0.81	0.60	2.1	0.58	39,000	0.14	7,000
	Porphyry	13.1	0.30	0.20	13.2	0.36	0.52	160.1	0.28	0.38	185.2	0.29	1,709,000	0.38	1,567,000
		15.1	0.34	0.19	13.3	0.36	0.52	160.2	0.28	0.38	187.3 0.29		1,748,000	0.38	1,574,000

The estimation and classification of the mineral reserves by Coffey Mining are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

The reserve classification is also consistent with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of December 2005 (the Instrument) and the classifications adopted by CIM Council in November 2004. The reporting of reserve classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical.

Risks and Opportunities

Opportunities to improve the project economics include the following:

  Continual improvement and optimization of mining activities to minimize operating costs

  The completion of a Feasibility Study (FS) on the La Arena sulphide project

  Determine the viability of recovering molybdenum as part of the FS

  Determine means to improve the recovery of gold from sulphides as part of the FS

  Conversion of significant inferred resources into indicated or measured resources and hence mineral reserves through definition drilling and value engineering

  Further exploration and definition drilling around the current limits of the La Arena mineral resource for potential inclusion in the future mine plan for the project

  Exploration for additional gold oxide resources at the nearby Agua Blanca, La Florida, Maria Angola and El Alizar prospects which are all located within a 10 kilometer radius of the La Arena Project

  Exploration for additional copper and molybdenum resources at the adjacent Agua Blanca prospect which hosts a large and highly anomalous soil geochemistry anomaly for both copper and molybdenum

  Additional exploration on the Company´s approx 21,000 hectare portfolio of mineral concessions

Risks that may require mitigation include the following:

  Exchange rate

  Weather related risks associated with the onset of the rainy season in the Peruvian Andes from October through March.

Additional risks that may affect the development and operation of the La Arena Project are set out in Rio Alto’s Annual Information Form for the financial year ended May 31, 2010 that may be accessed within the Company’s SEDAR profile at www.sedar.com.

The qualified person for the La Arena Project, Linton Kirk, Chief Mining Engineer, Coffey Mining Pty Ltd and a fellow of the Australasian Institute of Mining and Metallurgy (“AusIMM”), has reviewed and verified the contents of this release.

Alex Black, President, stated that “La Arena is a project that benefits all stakeholders: shareholders with an excellent rate of return, government and local communities with significant tax receipts, meaningful employment in the local area, sustainable development in the local communities, and an environmentally responsible project that conforms to global best practices.

The gold oxide development represents a solid foundation upon which we will build and expand Rio Alto. Potential exists for exploration success at La Arena, Agua Blanca, La Florida, El Alizar and Maria Angola that will very likely enhance and expand the production and reserves of the La Arena Project. I want to thank our Rio Alto team and all the consultants and contractors who have worked extremely hard to keep the Company on track to achieve its goal of placing first ore on the leach pad in December 2010.”

Rio Alto plans to bring La Arena Gold Oxide Project into production during 2010 and to use cash flow from production to further develop its assets in Peru. To learn more about Rio Alto, please visit Rio Alto’s website or Rio Alto’s profile on SEDAR at www.sedar.com.

Reader Advisory

Certain statements contained herein constitute forward-looking statements, most particularly the estimated mineral resources and reserves, estimated costs, metal prices, mining and processing rates, metal production and resulting financial results for the La Arena Project and the timing for the development of and production from the La Arena Gold Oxide Project and completion of a feasibility study for the La Arena Sulphide Project. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Forward-looking statements included in this press release are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: 51 - 1 - 625 9900	Phone:	604.628.1401
Fax: 866.393.4493	Fax:	866.393.4493
Email: alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com
Web: www.rioaltomining.com

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